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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ValiCert. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

9195Q105

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital, L.P. (“August I”) Tax ID Number: 94-3228541

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,732,466 shares, except that August Capital Management, L.L.C. (“ACM”), the general partner of August I, may be deemed to have sole voting power, and John R. Johnston, David F. Marquardt and Andrew S. Rappaport (collectively, the “Members”) of ACM may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
1,732,466 shares, except that ACM, the general partner of August I, may be deemed to have sole dispositive power, and the Members of ACM may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,732,466

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.78%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital Strategic Partners, L.P. (“Partners I”) Tax ID Number: 94-3228637

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
60,194 shares, except that ACM, the general partner of Partners I, may be deemed to have sole voting power, and the Members of ACM may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
60,194 shares, except that ACM, the general partner of Partners I, may be deemed to have sole dispositive power, and the Members of ACM may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,194

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.27%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital Associates, L.P. (“Associates I”) Tax ID Number: 94-3228636

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
88,410 shares, except that ACM, the general partner of Associates I, may be deemed to have sole voting power, and the Members of ACM may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
88,410 shares, except that ACM, the general partner of Associates I, may be deemed to have sole dispositive power, and the Members of ACM may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,410

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Capital Management, L.L.C. (“ACM”) Tax ID Number: 94-3228539

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  ACM, the general partner of August I, Partners I and Associates I, may be deemed to have sole power to vote these shares.  The Members of ACM may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  ACM, the general partner of August I, Partners I and Associates I, may be deemed to have sole power to dispose of these shares.  The Members of ACM may be deemed to have shared power to dispose of such shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,881,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.45%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John R. Johnston (“Johnston”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,000 shares.

6.

Shared Voting Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Johnston is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 15,000 shares.

8.

Shared Dispositive Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Johnston is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,896,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.51%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David F. Marquardt (“Marquardt”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

6.

Shared Voting Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Marquardt is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 Shares

8.

Shared Dispositive Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Marquardt is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,881,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.45%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 9195Q105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Rappaport (“Rappaport”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

6.

Shared Voting Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Rappaport is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 0 Shares

8.

Shared Dispositive Power
1,881,070 shares, of which 1,732,466 shares are directly owned by August I, 60,194 shares are directly owned by Partners I, and 88,410 shares are directly owned by Associates I.  Rappaport is a member of ACM, the general partner of August I, Partners I and Associates I, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,881,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.45%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer ValiCert, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1215 Terra Bella Avenue Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing
This statement is filed by August Capital, L.P., a Delaware limited partnership (“August I”), August Capital Strategic Partners, L.P., a Delaware limited partnership (“Partners I”), August Capital Associates, L.P., a Delaware limited partnership (“Associates I”), August Capital Management, L.L.C., a Delaware limited liability company (“ACM”), John R. Johnston (“Johnston”), David F. Marquardt (“Marquardt”), and Andrew S. Rappaport (“Rappaport”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

ACM is the general partner of August I, Partners I and Associates I, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August I, Partners I and Associates I.   Johnston, Marquardt and Rappaport are the managing members of ACM, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by August I, Partners I and Associates I.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

August Capital
2480 Sand Hill Road, Suite 101
Menlo Park, California 94025

(c)	Citizenship August I, Partners I and Associates I are Delaware limited partnerships. ACM is a Delaware limited liability company. Johnston, Marquardt and Rappaport are United States citizens.
(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 9195Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of August I, Partners I and Associates I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 7, 2002

Entities:	August Capital, L.P.
August Capital Strategic Partners, L.P.
August Capital Associates, L.P.
August Capital Management, L.L.C.

		By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed entities

Individuals:	John R. Johnston
David F. Marquardt
Andrew S. Rappaport

		By:	/s/ Mark G. Wilson
Mark G. Wilson, Attorney-in-Fact for the above listed individuals

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	14
Exhibit B: Reference to Mark G. Wilson as Attorney-in-Fact	15

EXHIBIT A

Agreement of Joint Filing

                The Reporting persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ValiCert, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that a copy of the applicable Agreement of Joint Filing is already filed with the appropriate agencies.

EXHIBIT B

Reference to Mark G. Wilson as Attorney-in-Fact

Mark G. Wilson has signed the enclosed documents as Attorney-in-Fact.  Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.